Filed Pursuant to Rule 433
Registration No. 333-186144
Issuer Free Writing Prospectus dated January 21, 2015
Relating to Preliminary Prospectus Supplement dated January 21, 2015

ADOBE SYSTEMS INCORPORATED

Pricing Term Sheet

3.250% Notes due 2025

Issuer:	Adobe Systems Incorporated (“Adobe”)

Principal Amount:	$1,000,000,000

Maturity:	February 1, 2025

Coupon:	3.250%

Price to Public:	98.928% of principal amount

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2015

Day Count Convention:	30/360

Proceeds (before expenses) to Adobe:	$982,780,000

Benchmark Treasury:	2.250% due November 15, 2024

Spread to Benchmark Treasury:	155 basis points

Yield to Maturity:	3.377%

Benchmark Treasury Price and Yield:	103-25;1.827%

Optional Redemption:	Make-whole call at T+25 basis points.

On or after the date that is 3 months prior to the maturity date, the Company may redeem the Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of redemption.

Change of Control Triggering Event:	Putable at 101% of principal plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.

Trade Date:	January 21, 2015

Settlement Date:	January 26, 2015 (T+3)

Denominations:	$2,000 and multiples of $1,000 thereafter

CUSIP/ISIN:	00724F AC5 / US0072FAC59

Ratings:*	Moody’s: Baa1 (stable outlook)

S&P: A- (stable outlook)

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBS Securities Inc.
Morgan Stanley & Co. LLC
US Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
SMBC Nikko Securities America, Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533 or RBS Securities Inc. at (866)-884-2071.

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